UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 30, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces
Submission of Draft Shelf Prospectus

Attached hereto is an English translation (from Hebrew) of an announcement that XTL Biopharmaceuticals Ltd. has filed a draft shelf prospectus with the Israel Securities Authority (ISA) and Tel Aviv Stock Exchange (TASE).

XTL Biopharmaceuticals, Ltd.
(the “Company”)

November 30, 2010

The Tel Aviv Stock Exchange Ltd. Via Magna	The Securities Authority Via Magna

Dear Sirs,
Re:  Immediate Report

Re: XTL Biopharmaceuticals Ltd. (“the Company”) –
Submission of Draft Shelf Prospectus to the Israel Securities Authority

On November 30, 2010, the Company filed with the Israel Securities Authority (ISA) and Tel Aviv Stock Exchange (TASE) a draft shelf prospectus on the basis of its financial statements for the period ending September 30, 2010. According to the shelf prospectus, the Company will be allowed to offer shares, a number of series of bonds, a number of series of options to bonds, and options.  The scope and conditions will be set forth in the shelf registration reports that the Company shall publish in the future, subject to their publication.

The draft shelf prospectus submitted does not include an immediate fund raising at this stage.

Respectfully,

XTL Biopharmaceuticals, Ltd.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 30, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer